Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2008

Freedom 6, Inc.
Attn: Virginia K. Sourlis, Chief Executive Officer, President,
        and Chief Financial Officer
2 Bridge Avenue
Red Bank, NJ 07701

Re: Freedom 6, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-QSB for the Period Ended March 31, 2008
File No. 000-52114

Dear Ms. Sourlis:

We have reviewed your July 23, 2008 response to our July 21, 2008 letter and your amended Form 10-KSB for the year ended December 31, 2007 and have the following additional comment. Please revise your Form 10-KSB for the year ended December 31, 2007 in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

Internal Control Over Financial Reporting

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information.   You should furnish the letter to us via EDGAR under the form type label CORRESP.

        You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant